                                                                  EXHIBIT 8.1

                               November 18, 1994



Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin  53202

            Re: Federal Income Tax Consequences of Consolidation between Bank of Burlington and M&I Interim Bank
                         -------------------------------------------------
Gentlemen:

            We have acted as counsel for Marshall & Ilsley Corporation ("M&I") in connection with the negotiation and execution of the Agreement and Plan of Reorganization dated June 15, 1994, as amended (the "Agreement"), between M&I and the Bank of Burlington (the "Bank") pursuant to which M&I Interim Bank will be consolidated with and into the Bank (the "Consolidation"). This letter furnishes you with our opinion, as required pursuant to Section 6.03 of the Agreement, as to certain of the federal income tax consequences of the Consolidation.

            The following is a description of the relevant terms of the transaction based on our examination of the Agreement and our understanding of the related factual background. All terms not otherwise defined herein shall have the same meaning as set forth in the Agreement.

Parties

            M&I, a Wisconsin corporation, is a registered multi-bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). M&I's principal assets are the stock of its subsidiaries. M&I presently owns substantially all the outstanding capital stock of 34 banks and savings associations with a total of 225 offices in Wisconsin and 12 offices in Arizona. M&I also owns a number of companies engaged in businesses which are closely related to banking, including the businesses of data processing, investment management, trust services, mortgage banking, investment advice, commercial leasing, venture capital, brokerage services and credit card processing. M&I Stock is listed on the National Association of Securities Dealers Automated Quotations/National Market System (the "NASDAQ/NMS").

            M&I Interim Bank, a Wisconsin state bank, is a wholly-owned subsidiary of M&I organized solely for the purpose of effecting the Consolidation.

            The Bank, a Wisconsin state bank, provides retail and commercial banking services and trust services for customers in parts of Racine, Kenosha, Walworth and Waukesha Counties in Wisconsin.

Proposed Transaction

            Pursuant to Section 1.01 of the Agreement, at the Effective Time, M&I Interim Bank will be consolidated with and into the Bank. Under Section
2.02 of the Agreement, each share of Bank Stock outstanding at the Effective Time, other than Dissenting Shares, will be converted into the right to receive
1.65 shares of M&I Stock. Under Section 2.03 of the Agreement, each Bank shareholder will receive cash in lieu of any fractional shares of M&I Stock to which he would otherwise be entitled in the Consolidation.

            With regard to M&I's purpose for entering into the Agreement, M&I believes a consolidation between M&I Interim Bank and the Bank will allow M&I to enter and expand its operation in the fastest growing markets of the state and to enhance efficiencies through the consolidation of duplicate operations. M&I believes that the Bank represents a unique partner for M&I's expansion as the markets served by the Bank and its product offerings provide an excellent complement to those of M&I.

            From the Bank's perspective, the affiliation with M&I will give the Bank access to a range of financing alternatives to raise capital which are not available to a stand-alone bank. In addition, the Bank, through its affiliation with M&I, will be able to improve and expand its services and take advantage of the expertise contained in the larger M&I organization. Further, the Bank will be able to participate with other banks owned by M&I in extending credit to customers whose needs could not be met by the Bank standing alone.

Factual Representations

            In rendering our opinion, we have relied on representations received from M&I, the Bank or shareholders holding at least five percent of the Bank Stock, where appropriate, as to the following:

            1. The Bank shareholder who owns at least five percent of the Bank Stock and, to the best of the knowledge of the Bank's management, the remaining Bank shareholders, have no plan or intention to sell, exchange or otherwise dispose of a number of shares of M&I Stock received in the

Consolidation that would reduce the shareholders' ownership of M&I Stock to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of all of their former collective interests in Bank Stock as of the same date. For purposes of this representation, shares of Bank Stock exchanged for cash or other property, or exchanged for cash in lieu of fractional shares of M&I Stock will be treated as outstanding Bank Stock at the Effective Time. Moreover, M&I Stock and Bank Stock which is otherwise sold, redeemed or disposed of before or after the Effective Time will be considered in making this representation.

            2. Following the transaction, the Bank will hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets. Further, following the transaction, the Bank will hold at least 90% of the fair market of the net assets and 70% of the fair market value of the gross assets of M&I Interim Bank held immediately prior to the transaction. For purposes of this representation, amounts paid by M&I Interim Bank or the Bank for reorganization expenses and all redemptions and distributions (except for regular, normal dividends) made by the Bank will be included as assets of M&I Interim Bank or the Bank, respectively, immediately prior to the transaction.

            3. M&I has no plan or intention to issue additional shares of stock of the Bank which would result in M&I losing control of the Bank within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code").

            4. M&I has no plan or intention to reacquire any of the M&I Stock issued in the transaction; however, M&I has an ongoing program to repurchase its stock in the open market.

            5. M&I has no plan or intention to liquidate the Bank, to merge the Bank with or into another corporation, to sell or otherwise dispose of the stock of the Bank, or to cause the Bank to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by the Bank.

            6. M&I Interim Bank will have no liabilities assumed by the Bank, and will not transfer to the Bank any assets subject to liabilities in the transaction.

            7. Following the transaction, the Bank will continue its historic business or use a significant portion of its historic business assets in a business.

            8. M&I, M&I Interim Bank, the Bank and its shareholders will pay their respective expenses, if any, incurred in connection with the transaction.

            9. At the Effective Time, the fair market value of the Bank's assets will equal or exceed the sum of the liabilities of the Bank plus the liabilities, if any, to which the assets are subject.

            10. There is no intercorporate indebtedness existing between M&I and the Bank that was issued, acquired or will be settled at a discount.

            11. None of the compensation received by any shareholders who are employees of the Bank ("shareholder-employees") will be separate consideration for, or allocable to, any of their shares of Bank Stock. None of the shares of M&I Stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement. Compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

            12. The payment of cash in lieu of fractional shares of M&I Stock is solely for the purpose of avoiding the expense and inconvenience to M&I of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the transaction to the Bank shareholders instead of issuing fractional shares of M&I Stock will not exceed one percent of the total consideration that will be issued to the Bank shareholders in exchange for their shares of Bank Stock.

            13. At the Effective Time, the Bank will not have outstanding any warrants, options, convertible securities, or any other type of rights pursuant to which any person could acquire Bank Stock.

Conclusions

            Based on (i) our examination of the Agreement, (ii) the foregoing description and the representations set forth above, (iii) the foregoing description and the representations set forth above remaining true in all material respects at the Effective Time, (iv) holders of not more than 5% in the aggregate of the Bank stock dissenting from the Consolidation and (v) assuming that the transaction is consummated in accordance with the terms of the Agreement, it is our opinion that for federal income tax purposes:

            1. The Consolidation will be a reorganization within the meaning of Section 368(a)(1)(A) and (a)(2)(E) of the Code. M&I, M&I Interim Bank and the Bank will each be "a party to the reorganization" within the meaning of Code
Section 368(b).

            2. Pursuant to Code Section 361(a) and 357(a), M&I Interim Bank will recognize no gain or loss on the transfer of all of its assets to the Bank in exchange for M&I Stock.

            3. Pursuant to Code Section 1032(a), neither M&I nor the Bank will recognize gain or loss on the receipt of M&I Interim Bank's assets.

            4. Pursuant to Code Section 354(a)(1), the Bank shareholders will recognize no gain or loss on the exchange of their Bank Stock solely in exchange for M&I Stock.

            5. Pursuant to Code Section 358(a)(1), the basis of the M&I Stock received by the Bank shareholders (including any fractional share interests to which they may be entitled) will be the same as the basis of the Bank Stock surrendered in exchange therefor.

            6. Pursuant to Code Section 1223(1), the holding period of the M&I Stock to be received by the Bank shareholders (including any fractional share interests to which they may be entitled) will include the period during which the Bank Stock surrendered in exchange therefor is held, provided that the Bank Stock surrendered is held as a capital asset at the Effective Time.

            7. The payment of cash to the Bank shareholders in lieu of their fractional interests of M&I Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed. These payments will be treated as having been received as distributions in full payment in exchange for stock redeemed as provided in Code Section 302(a) (Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574).

            8. Where a dissenting shareholder receives solely cash in exchange for his Bank Stock, such cash will be treated as having been received by the stockholder as a distribution in redemption of his Bank Stock subject to the provisions and limitations of Code Section 302. (Rev. Rul. 74-502, 1974-2, C.B.
116).

            Our opinion is not, nor should it be construed or relied upon as, a guaranty, nor is it in any way binding on the Internal Revenue Service. It is intended only to reflect our best professional judgment as to the matters set forth herein as of the date hereof.

            We consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, however, we do not admit that we are "experts" within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by
Section 7 of said Act.

                                    Very truly yours,



                                    GODFREY & KAHN, S.C.



DSK/sn